

08026476

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 28 2008

Washington, DC
111

SEC FILE NUMBER
8-65862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caymus Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

3475 Lenox Road, Suite 650
(No. and Street)

Atlanta	**Georgia**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey L. Faux   **(404) 995-8302**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP

(Name – *if individual, state last, first, middle name*)

5565 Glenridge Connector, Suite 200	**Atlanta**	**Georgia**	**30342**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ **Geoffrey L. Faux** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **Caymus Securities, LLC** _____ , as of _____ **December 31** _____ , 20 **07** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAYMUS SECURITIES, LLC

TABLE OF CONTENTS



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
CAYMUS SECURITIES, LLC

We have audited the accompanying statement of financial condition of CAYMUS SECURITIES, LLC (a limited liability company) as of December 31, 2007, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAYMUS SECURITIES, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia

January 31, 2008

Habif, Arogeti & Wynne, LLP

Glenridge Highlands Two ◆ 5565 Glenridge Connector ◆ Suite 200 ◆ Atlanta, Georgia 30342
404.892.9651 ◆ Fax 404.876.3913 ◆ www.hawcpa.com
An Independent Member of Baker Tilly International ◆ Certified Public Accountants

CAYMUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets

    Cash and cash equivalents $ 142,134

        Total current assets   142,134

Other assets

    Investment in Receivables Outsourcing, Inc.   1

                                                  $ 142,135

LIABILITIES AND MEMBER'S EQUITY

Current liabilities

    Accounts payable and accrued expenses $ 26,475

        Total current liabilities   26,475

Member's equity   115,660

                                                    $ 142,135

See auditors' report and accompanying notes

Revenue	$	965,356
General and administrative expenses		917,562
Income from operations		47,794
Other income (expense)		
Interest income		4,598
Other income		35,000
		39,598
Net income		87,392
Member's equity, beginning of year		95,068
Distributions		(66,800)
Member's equity, end of year	$	115,660

CAYMUS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Increase (Decrease) In Cash and Cash Equivalents

Cash flows from operating activities

Net income	$ 87,392
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts payable	(5,129)
Accrued expenses	1,350
Total adjustments	(3,779)
Net cash provided by operating activities	83,613

Cash flows from financing activities

Distributions to member	(66,800)
Net increase in cash and cash equivalents	16,813
Cash and cash equivalents, beginning of year	125,321
Cash and cash equivalents, end of year	$ 142,134

See auditors' report and accompanying notes

-4-

Note A
Summary of Significant Accounting Policies

Description of Company:

CAYMUS SECURITIES, LLC (the Company) is a wholly owned subsidiary of Caymus Partners, LLC (the Sole Member). The Company was formed February 10, 2003 as a limited liability company and began operations in April 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is in the business of investment banking where the Company acts as an advisor or agent in merger-and-acquisition transactions and the raising of private capital through security offerings.

The Company does not maintain customer accounts.

Cash and Cash Equivalents:

For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. From time to time, the Company's cash balance exceeds such limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

Revenue Recognition:

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date, and when the income is reasonably determinable.

Investment:

The Company owns a warrant to purchase 1% of the outstanding common stock of Receivables Outsourcing, Inc. for $120,000 through November 25, 2013. The investment is accounted for using the cost method.

-5-

Note B

Related Party Transactions

The Company pays a management fee to the Sole Member equal to 90% of all profits, as defined in the management agreement. During the year ended December 31, 2007, management fees incurred totaled $810,225.

Note C

Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one and shall not be less than $5,000. At December 31, 2007, the Company had net capital of $115,659, which was $110,659 in excess of its required net capital of $5,000. The Company's net capital ratio was 23.00 to one.

Note D

Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Caymus Securities, LLC	as of	12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ **115,660** [3480]
2. Deduct ownership equity not allowable for Net Capital .... [19]( )[3490]
3. Total ownership equity qualified for Net Capital .... **115,660** [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   - B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ **115,660** [3530]
6. Deductions and/or charges:
   - A. Total non-allowable assets from
     Statement of Financial Condition (Notes B and C) ....[17] $ _____ [3540]
   - B. Secured demand note delinquency .... _____ [3590]
   - C. Commodity futures contracts and spot commodities –
     proprietary capital charges .... _____ [3600]
   - D. Other deductions and/or charges .... _____ [3610] ( )[3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... [20]$ **115,660** [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments ....$ _____ [3660]
   - B. Subordinated securities borrowings .... _____ [3670]
   - C. Trading and investment securities:
     1. Exempted securities ....[18] _____ [3735]
     2. Debt securities .... _____ [3733]
     3. Options .... _____ [3730]
     4. Other securities .... 1 [3734]
   - D. Undue Concentration .... _____ [3650]
   - E. Other (List) .... _____ [3736] (1)[3740]

10. Net Capital .... $ **115,659** [3750]

OMIT PENNIES

[30]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Caymus Securities, LLC**	as of	**12/31/07**

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$ 1,765	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 110,659	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....²²$	$ 113,011	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 26,475	3790
17. Add:		
A. Drafts for immediate credit ....²¹ $ _____ 3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited ....$ _____ 3810		
C. Other unrecorded amounts (List) ....$ _____ 3820	$ 0	3830
18. Total aggregate indebtedness	$ 26,475	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	% 23	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits..........	$ _____	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....²³$	$ _____	3880
23. Net capital requirement (greater of line 21 or 22)	$ _____	3760
24. Excess capital (line 10 less 23)	$ _____	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ _____	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See auditors' report

SEC 1696 (02-03) 9 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Caymus Securities, LLC**

For the period (MMDDYY) from **01/01/07** to **12/31/07**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 95,068	4240
A. Net income (loss)	87,392	4250
B. Additions (Includes non-conforming capital of .... 29 $ ____ 4262)	0	4260
C. Deductions (Includes non-conforming capital of .... $ ____ 4272)	(66,800)	4270
2. Balance, end of period (From item 1800)	$ 115,660	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

See auditors' report

SEC 1696 (02-03) 13 of 16

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 115,659	$ 26,475	23 %
Additional expense accruals, revenue, expense, and other adjustments	0	0	
	$ 115,659	$ 26,475	23 %

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Caymus Securities, LLC**   as of **12/31/07**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained.. | X | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm‾₃₀ [4335] | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter).. | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
‾₃₁ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
‾₃₂ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
‾₃₃ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
‾₃₄ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
‾₃₅ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $‾₃₅ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

SEC 1696 (02-03) 15 of 16


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
CAYMUS SECURITIES, LLC

In planning and performing our audit of the financial statements and supplemental schedules of CAYMUS SECURITIES, LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia

January 31, 2008

END

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